FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of First Quarter 2021 Results and Conference Call, and Annual Meeting of Shareholders

Toronto, Ontario (April 6, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its first quarter 2021 financial results after market close on Wednesday, April 28, 2021. Senior management will host a conference call on Thursday, April 29, 2021 at 11:00 am ET to discuss the results. The Company will hold its 2021 Annual Meeting of Shareholders (the “Annual Meeting”) on Thursday, May 27, 2021.

Notice of First Quarter 2021 Results and Conference Call

The Company's senior management will host a conference call on Thursday, April 29, 2021 at 11:00 am ET to discuss the first quarter 2021 results. Participants may join the conference call via webcast or through the following dial-in numbers:

Toronto and International:                (416) 340-2216
Toll free (Canada and the United States):         (800) 273-9672
Confirmation number:                    4360564
Webcast:                         www.alamosgold.com

A playback will be available until May 30, 2021 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 9667303#. The webcast will be archived at www.alamosgold.com.

Notice of Virtual Annual Meeting of Shareholders

Alamos Gold will hold its Annual Meeting on Thursday, May 27, 2021 beginning at 4:00 pm ET. Due to the ongoing COVID-19 pandemic, the meeting will be held virtually via a live webcast and can be accessed at web.lumiagm.com/227000377. The link to the meeting will also be accessible at www.alamosgold.com. Senior management will provide a general corporate update followed by an informal question-and-answer session through the webcast platform.

The record date for determining the holders of the Company’s common shares who are entitled to notice of, and to vote at, the Annual Meeting is April 7, 2021. Detailed voting and participation instructions for eligible shareholders will be provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos

TRADING SYMBOL: TSX:AGI NYSE:AGI

employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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